Exhibit 4.7

RENMINBI-DENOMINATED BORROWING CONTRACT (MEDIUM/LONG TERM)

Number: Year (2009) Zhen Zhong Yin Si Jie Zi Number 60221

The Borrower: China Northeast Logistics City Co., Ltd.

Registration Number: 211200400004319

Legal Representative/Person-in-charge: Cheng Chung Hing

Registered Address: Level 12, Xinyong Building, 32 Guangyu Street, Yinzhou District, Tieling City

Post Code: 112000

Account and Number with Financial Institution: Bank of China, Longhua Branch / 814009361608091001

Telephone: 0410-6138888                  Facsimile: 0410-6135678

The Lender: Bank of China Limited, Shenzhen Branch

Legal Representative/Person-in-charge: Duan Yongkuan

Registered Address: International Finance Building, 2022 Jianshe Road, Luohu District, Shenzhen                 Post Code: 518000

Telephone: 0755-27700037                Facsimile: 0755-27700656

Subsequent to the negotiations on an equality basis, the Borrower and the Lender reached a unanimous opinion in respect the medium/long term Renminbi-denominated loan given by the Lender to the Borrower and hereby entered into the Contract.

Article 1 Amount

Amount Borrowed: (in words) Renminbi Three Hundred Million

(in numbers) ¥300,000,000.00

In the event that, at the time of actual withdrawal by the Borrower under the said Credit Facility Agreement, a change in the exchange rate causes the utilized balance of the credit facility of the Borrower to exceed the credit facility limit agreed under the Credit Facility Agreement after conversion at the exchange rate of N/A into N/A (currency type)

at the date of such actual withdrawal, the Lender shall have the right to discharge the Contract or refuse the withdrawal application of the Borrower. Where the available credit facility limit shall be less than the amount borrowed under this Contract, the Lender shall have the right to reduce the amount borrowed under the Contract and confirm the amount borrowed under the Contract in accordance with the available credit facility limit. (This provision is an optional term which can be taken and applicable according to the credit facility limit administrative regulations of each branch. Please delete if inapplicable.)

Article 2 Term

Term of Borrowing: 48 months from the date of actual withdrawal; if withdrawals are by instalments, from the date of the first actual withdrawal.

The Borrower shall strictly follow the agreed withdrawal schedule in making withdrawals. Where the actual withdrawal date is later than the agreed withdrawal schedule, the Borrower shall make repayments following the agreed withdrawal schedule in the Contract.

Article 3 Purpose

Purpose of Borrowing: Northeast Logistics City project loan

Unless otherwise agreed in writing by the Lender, the Borrower shall not change the purposes of the borrowing, including but not limited to, use of the loan for investments in shares and other securities, in projects which access is prohibited by any laws, regulations, regulatory requirements and state policies, or projects which have not been approved in accordance with the law and in projects and usages in which injection of bank loans are prohibited.

Article 4 Interest Rate and Interest Calculation of Borrowing

1. Interest Rate of Borrowing:

The interest rate of the borrowing shall be type (2) as listed below:

(1) Fixed rate of interest, at a rate of     % per annum. The interest rate of the Contract remains unchanged during the term of the Contract.

(2) Floating rate of interest, the floating cycle is 12 months:

The pricing shall be reset once every 12 months from the actual withdrawal date (if withdrawals by instalments, from the first actual withdrawal date). The pricing reset date shall be the corresponding date of the pricing reset month to the actual withdrawal date. Where that month does not have a corresponding date to the actual withdrawal date, the pricing reset date of interest rate shall be the last day of that month.

A. The interest rate for the first instalment of each withdrawal shall be the benchmark interest rate of three-to-five year (inclusive of five years) term loan as announced and implemented by the People’s Bank of China on the actual withdrawal date.

B. Subsequent to the expiry of each floating cycle, the applicable interest rate for the next floating cycle shall be the benchmark interest rate for the same type of term loans as announced and implemented by the People’s Bank of China on the pricing reset date.

2. Calculation of Interest

Interest shall be calculated from the actual withdrawal date by the Borrower based on the actual withdrawal amount and the number of days of funds used.

Interest calculation formulae: Interest = Principal X Actual Number of Days X Daily Interest Rate.

The base number for calculating daily interest rate is 360 days per year and the conversion formulae is: Daily Interest Rate = Annual Interest Rate / 360.

3. Accrual Method of Interest

Accrual of interest by the Borrower shall be method (2) as listed below:

(1) Quarterly rests, the 20th day of last month of each quarter is the interest accrual date and the 21st day is the interest payment date.

(2) Monthly rests, the 20th day of each month is the interest accrual date and the 21st day is the interest payment date.

In the event that the last instalment repayment date of the principal of the Loan does not fall on an interest payment date, then the last instalment repayment date of the principal of the Loan shall be the interest payment date when the Borrower shall settle all interest payable.

4. Interest Penalty

(1) In the event that repayments are not made by the Borrower according to the agreed schedule, the part of late payment shall be subject to interest payment calculated at the interest penalty rate on late payments of loans from the date of late payment to the date of settlement of principal and interest.

The interest penalty rate on late payments is the interest rate of borrowing agreed in paragraph 1 of this Article marked up by 50%;

(2) In the event that the Loan has not been used by the Borrower according to the agreed purposes, any part of misused funds shall be subject to interest payment calculated at the interest penalty rate on misused funds of loans from the date of misuse to the date of settlement of principal and interest.

The interest penalty rate on misused funds is the interest rate of borrowing agreed in paragraph 1 of this Article marked up by 100%;

(3) Where there are both late payments and misuses of loans, interest payment is calculated at the interest penalty rate on misused funds of loans.

(4) Where interest is not paid by the Borrower according to the agreed schedule, interest shall be accrued by the method agreed in paragraph 3 of this Article and compounded interest payment is calculated at the interest rate of borrowing agreed in paragraph 1 of this Article within the term of the loan and at the interest penalty rate agreed in this paragraph on late payments of loans.

(5) Where there are changes to the interest rates of borrowing agreed in the Contract, interest penalties and compounded interest payments shall be calculated by periods commencing from the dates of changes.

Article 5 Conditions for Withdrawals

The following conditions shall be satisfied by the Borrower at the time of withdrawal:

1. The Contract and its appendices have become effective;

2. The guarantee required by the Lender has been provided by the Borrower. The guarantee contract has became effective and completed the statutory procedures of approval, registration and filing;

3. Documents, vouchers, chops, lists and signature cards of signatories and properly completed proofs of the Borrower relating to the entering into and fulfilment of the Contract have been retained by the Lender;

4. The Borrower has opened the bank account required to fulfil the Contract in accordance with the Lender’s requirements;

5. The Borrower has submitted withdrawal application in writing and related proofs of purposes of funds to the Lender and completed the relevant withdrawal procedures five bank business days prior to withdrawal;

6. The Borrower has provided the resolutions and power of attorneys of the board of directors or other authorised department agreeing to enter into and fulfil the Contract to the Lender;

7. Other conditions for withdrawals required by law and agreed by both parties: N/A. The Lender shall have the right to refuse the withdrawal application if the above conditions have not been satisfied, save for the Lender’s agreement to release funds.

Article 6 Timing and Methods of Withdrawals

1.	The timing and methods of withdrawals by the Borrower shall be type (1) as listed below:

(1)	Withdrawal in one lump-sum on 29 April 2009;

(2)	Complete withdrawals of borrowings within the period from N/A to N/A.

(3)	Withdrawals by instalments according to the following timing:

Timing of Withdrawals	Amounts of Withdrawals
N/A	N/A
N/A	N/A
N/A	N/A

2. The Lender shall have the right to refuse the withdrawal applications in respect of any portion undrawn after the above timing.

Where the Lender agrees to release the funds, the Lender shall have the right to charge commitment fees in respect of the delayed withdrawal portion based on the N/A tariff. In respect of the portion of funds refused to be released by the Lender, the Lender shall have the right to charge commitment fees based on the N/A tariff.

Article 7 Repayments

1. Unless otherwise agreed by both parties, the Borrower shall repay the borrowing under the Contract according to the repayment plan (2) as listed below:

(1) To repay all borrowings under the Contract on the maturity date of the borrowing.

(2) To repay the borrowings under the Contract according to the following repayment plan:

Timing of Repayments	Amounts of Repayments
30 January 2011	30 million
30 April 2011	30 million
30 July 2011	30 million
30 October 2011	30 million
30 January 2012	30 million
30 April 2012	30 million
30 July 2012	30 million
30 October 2012	30 million
30 January 2013	30 million
29 April 2013	30 million

If changes to the above repayment plan are required, the Borrower shall submit written applications to the Lender 60 bank business days prior to the maturity dates of the respective loans. Changes to the repayment plan are subject to the joint written confirmations of both parties.

2. Unless otherwise agreed by both parties, where both the principal and interest of the borrowings are overdue by the Borrower, the Lender shall have the right to decide on the order of repayments of principal or interest; where there are a number of borrowings due and overdue under the repayments by instalments of the Contract, the Lender shall have the right to decide on the order of repayments of certain instalments of the Borrower; where there are a number of overdue borrowing contracts between the Borrower and the Lender, the Lender shall have to decide the order of the contracts fulfilled by each repayment of the Borrower.

3. Unless otherwise agreed by both parties, the Borrower may make early repayments by giving N/A bank business days’ written notice in advance to the Lender. The amount of early repayment shall apply first to the last instalment of the loan due in the reverse order of repayment.

The Lender shall have the right to charge a compensation fee in respect of the amount of early repayment based on the tariff of remaining number of days of credit X normal loan interest rate marked up by 50% interest.

4. The Borrower shall repay according to method (1) as listed below:

(1) The Borrower shall deposit sufficient funds no later than 2 bank business days in advance of the due date of each instalment of principal and interest into the following repayment account ready for repayment. The Lender shall have the right to deduct and collect the funds from this account on the due date of each instalment of principal and interest unilaterally.

Name of Account for Repayment: China Northeast Logistics City Co., Ltd.

Account Number: 814009361608091001.

(2) Other repayment method agreed by both parties: N/A.

Article 8 Guarantee (note: Fill in selectively according to facts, delete wherever inapplicable)

1. The method of guarantee of the debt under the Contract is:

•

The Contract being the master contract under the (2009) Zhen Zhong Yin Si Bao Zi Number 0101 and (2009) Zhen Zhong Yin Si Bao Zi Number 0102 “Guarantee Contracts” entered into between the Guarantors, Cheng Chung Hing and Leung Moon Lam and the Lender, to which the Guarantors have provided the guarantee.

•

The Contract being the master contract under the (2009) Zhen Zhong Yin Si Di Zi Number 0061 “Charge Contract” entered into between the Guarantor, China Northeast Logistics City Co., Ltd., and the Lender, to which the Guarantor has provided the guarantee.

2. In case of any event that happens to the Borrower or the Guarantors, which the Lender believes may affect their capacity to fulfil the Contract, or invalidate, revoke or discharge the Guarantee Contracts, or the financial conditions of the Borrower or the Guarantors become worsen or they are involved in a material litigation or an arbitration case, or other reasons that may affect their capacity to fulfil the Contract, or any default of the Guarantee Contracts by the Guarantors or other contracts between the Guarantors and the Lender, or the devaluation, destruction, loss by fire or sequestration of security leading to impairment or loss in value of the Guarantees, the Lender shall have the right to demand and the Borrower shall have the obligation to provide new guarantees or change the guarantors in order to guarantee the debt under the Contract.

Article 9 Insurance (This is an elective option (1. applicable; 2. inapplicable). Selection: 2)

The Borrower shall take out insurances on the equipment, engineering construction, and goods transportation related to the Project or trade under the Contract or the risks during the operating period of the Project with insurance companies agreed by the Lender. The types of insurance coverage shall comply with the requirements of the Lender at a sum insured of not less than the principal of the Loan.

The Borrower shall deliver the original copy of the insurance policy to the Lender within N/A days after the Contract becoming effective. The Borrower shall not terminate the insurance for any reason prior to the full repayments of the principal, interest and expenses of the Loan under the Contract. In the event that the insurance is terminated by the Borrower, the Lender shall have the right to renew or take out insurance on behalf of the Borrower at the expenses of the Borrower. Losses sustained by the Lender due to the termination of the insurance by the Borrower shall be borne by the Borrower.

The Borrower shall inform the Lender in writing within 3 days of knowing or having known of the occurrence of any insurance accident and submit claims to the insurer timely in accordance with the relevant terms of the insurance policy. Any loss sustained by the Lender due to the failure to inform or make claims timely or fulfil the obligations under the insurance policy shall be borne by the Borrower.

Unless otherwise agreed, the insurance proceeds shall be first applied to repay the principal of the Loan and other payable expenses.

Article 10 Representations and Undertakings

1. The Borrower hereby represents that:

(1) The Borrower is incorporated legally and in legal existence with the full capacity of civil rights & actions required for entering into and fulfilling the Contract;

(2) Entering into and fulfilling the Contract is based on the real intention of the Borrower which has obtained legal and valid authorisation in accordance with the requirements of its articles or other internal management documents and will not breach any agreements, contracts and other legal documents which are binding on the Borrower. The Borrower has or will obtain all relevant approvals, permits, filings or registrations required for entering into and fulfilling the Contract;

(3) All documents, financial statements, proofs and other information provided by the Borrower under the Contract to the Lender are true, complete, accurate and valid;

(4) The Borrower’s application to the Lender describing the nature of transaction of the business are true and legal, and will not be used for illegal purposes, such as money-laundering;

(5) The Borrower has not withheld from the Lender any event which may affect his and the Guarantors’ financial conditions and capacity to fulfil the Contract;

(6) Other matters represented by the Borrower: N/A.

2. The Borrower hereby undertakes that:

(1) It will deliver its financial statements (including but not limited to annual, quarterly and monthly reports) and other relevant information in accordance with the requests of the Lender, regularly or timely to the Lender;

(2) If the Borrower has or will enter into a counter-guarantee or similar agreement with the Guarantors in respect of their guarantee obligations under the Contract, such agreement shall not cause harm to any rights of the Lender under the Contract;

(3) It will accept the credit checking and supervision of the Lender and give adequate assistance and coordination;

(4) In the event of the occurrence of any circumstances that may affect the financial conditions and the capacity to fulfil the Contract of the Borrower or the Guarantors, including but not limited to, any forms of division, merger and association, and changes in the way of operation by joint venture with foreign investment, cooperation, sub-contracting operation, reorganisation, conversion and listing plan, reduction of registered capital, substantial asset or equity transfer, assumption of substantial liabilities, or creation of substantial liabilities over security, sequestration of security, dissolution, revocation or bankruptcy, or involved in significant litigation or arbitration cases, or difficulties in operations and deterioration of financial conditions, or defaults of other contracts by the Borrower, the Borrower shall inform the Lender timely. In the event that the Borrower shall take any of the above actions that may have any adverse effect on the solvency of the Borrower, it must obtain the prior consent of the Lender.

(5) The priority of repayment of the debt to the Lender by the Borrower has seniority over the advances by shareholders of the Borrower and rank equally with similar debts owed to other creditors of the Borrower.

(6) The Borrower shall not distribute dividends and bonus dividends in whatever forms to shareholders under the circumstances that the net profit after tax for the relevant accounting year is zero or negative, or the net profit after profit is insufficient to make up for the accumulated losses of the previous accounting years, or when the profit before tax has not been used to repay the principal, interest and expenses that should be have been repaid during that accounting year by the Borrower or the profit before tax is insufficient to repay the principal, interest or expenses of the next instalment;

(7) The Borrower shall not dispose of its own assets in such a way that would reduce its solvency and undertake that the total amount of external guarantees will not be higher than 100% of its net assets. The total amounts of external guarantees and the amount of each single guarantee do not exceed the limits required by its articles;

(8) Other matters undertaken by the Borrower: To settle all the principal and interest of the credit facility granted by The Bank of China Limited, Shenzhen branch prior to any repayment of shareholders’ advances.

Article 11 Disclosure of the Inter-Group Connected Transactions of the Borrower (This is an elective option which can be deleted if inapplicable)

The Borrower is determined as a group client by the Lender in accordance with the “Guidelines on Risk Management of Credit Business to Group Client of Commercial Banks”. The Borrower shall report to the Lender timely of any connected transactions involving more than 10% of its net assets, including the relationships between all parties to the transactions, the subject-matter and nature, the amount or relevant ratios and pricing policies of the transactions (including transactions for nil or nominal amounts).

The Lender shall have the right to stop the payment of the undrawn Loan to the Borrower unilaterally and recall early part or all the principal of the Loan under one of the following circumstances of the Borrower: notes payable without actual trade background by means of fictitious contracts between the related parties; discounting or pledging of debtors with banks, such as accounts receivables to secure bank funding or credit; substantial acquisition and mergers or acquisition and reorganisation which the Borrower is of the opinion that the safety of the Loan may be affected; the deliberate evasion of bank debtors’ rights through connected transactions; other circumstances stipulated in Article 18 of the Guidelines.

Article 12 Event of Defaults and Settlement

One of the following shall constitute or be deemed to be an event of default under the Contract:

1.	The Borrower did not fulfil the payment and repayment obligations to the Lender in accordance with the terms of the Contract;

2.	The Borrower did not use the funds obtained for the designated purposes in accordance with the terms of the Contract;

3.	The representations made by the Borrower under the Contract are untrue, or the Borrower has breached the undertakings made under the Contract.

4.	The Lender is of the opinion that the financial conditions and the capacity to fulfil the Contract by the Borrower and the Guarantors may be affected by the occurrence of the circumstance under Article 10.2(4) and the Borrower fails to provide new guarantees or change the guarantors in accordance with the terms of the Contract;

5.	The Borrower is in breach of other terms relating to rights and obligations of the principal to the Contract;

6.	An event of default has occurred in other contracts between the Borrower and the Lender or other organisations of the Bank of China Limited;

7.	The Guarantors are in breach of the terms of the Guarantor Contracts or an event of default has occurred in other contracts between the Guarantors and the Lender or other organisations of the Bank of China Limited;

8.	The Borrower ceases to operate or an event of dissolution, revocation or bankruptcy has occurred;

9.	The construction progress of the Project is seriously delayed or the construction expenses of the Project have exceeded the budget ratio approved by the Lender; (this is an elective option)

10.	The construction quality of the Project does not meet the State or industry standards. (this is an elective option)

The Lender shall have the right to take the following measures separately or concurrently in view of the actual circumstances when an event of default in the last paragraph has occurred:

1.	To demand the Borrower and the Guarantors to remedy its action of default within a time limit;

2.	To reduce, suspend or terminate all or part of the credit facility to the Borrower;

3.	To suspend or terminate the acceptance of all or part of the business applications, such as withdrawals, of the Borrower under the Contract and other contracts between the Borrower and the Lender; to suspend or terminate the release and acceptance of all or part of the loans not yet released or trade finance not yet accepted;

4.	To announce that all or part of the outstanding principal, interest and other payables of the loans/amounts of trade finance under the Contract and other contracts between the Borrower and the Lender are immediately due;

5.	To terminate or discharge the Contract or all or part of the other contracts between the Borrower and the Lender;

6.	To demand the Borrower to compensate for the losses incurred by the Lender as a result of its default;

7.	To withhold the funds in the accounts of the Borrower opened with the Lender or other organisations of the Bank of China Limited in order to settle all or part of the debts owed to the Lender under the Contract with prior or subsequent notice only. Funds that are not yet due are considered to be due immediately. Where the types of currencies in the account are different from the currencies quoted in the Lender’s business, the currencies shall be translated at the applicable ask rates of exchange quoted by the Lender at the time of withholding;

8.	To exercise the rights over the security;

9.	To demand the Guarantors to assume the liability for the guarantee.

10.	Other measures which the Lender considers to be requisite and necessary.

Article 13 Reservation of Rights

In the event that one party does not exercise part or all of the rights under the Contract or request the other party to fulfil and assume part or all of the obligations and responsibilities, it shall not constitute a renunciation of the rights or a waiver of the obligations and responsibilities by that party.

Any tolerance, extension or delay in exercising the rights under the Contract by one party to the other party shall not affect any of its rights enjoyed under the Contract, laws and regulations and shall not be deemed as a waiver of such rights by that party.

Article 14 Variations, Amendments and Termination

Both parties have negotiated and agreed unanimously that the Contract may be varied or amended in writing and any variation or amendment shall constitute an integral part of the Contract.

Unless otherwise required by laws and regulations or agreed by the principals, all the rights and obligations under the Contract must not be terminated prior to their fulfilment.

Unless otherwise required by laws and regulations or agreed by the principals, the invalidity of any provision of the Contract shall not affect the legal effects of the other provisions.

Article 15 Applicable Laws and Resolution of Disputes

The laws of the People’s Republic of China are applicable to the Contract.

Subsequent to the Contract becoming effective, all disputes occurred in entering into and fulfilling the Contract or related to the Contract may be resolved by negotiation. Failing to do so, any party may resolve such dispute by adopting method 2 as listed below:

1.	Submit to arbitration by N/A Arbitration Committee.

2.	To take legal proceedings at the People’s Court in the locality of the Lender or other organisations of the Bank of China Limited in accordance with the Contract or exercising the rights and obligations of each single agreement.

3.	To take legal proceedings at the People’s Court with the jurisdiction.

During the period of dispute resolution, in the event that such dispute does not affect the fulfilment of other provisions of the Contract, such other provisions shall continue to be fulfilled.

Article 16 Expenses

Unless otherwise determined by law or agreed by the principals, expenses arising from entering into, fulfilment and dispute resolution of the Contract (including but not limited to legal fees) shall be borne by the Borrower.

Article 17 Appendices

The following appendices and other appendices confirmed jointly by the both parties shall constitute an integral part of the Contract, with the same legal effect as the Contract.

Withdrawal Application (format);

Article 18 Other Terms

1. Unless otherwise agreed in writing by the Lender, the Borrower must not assign any rights and obligations under the Contract to a third party.

2. The Borrower has acknowledged that, in the event, as a result of business requirements, the Lender shall appoint the other organisations of the Bank of China Limited to fulfil the rights and obligations under the Contract, or to reallocate the lending business under the Contract to be assumed and managed by the other organisations of the Bank of China Limited. The other organisations of the Bank of China Limited, which have been authorised by the Lender or have assumed the lending business of the Contract, shall have the right to exercise all rights under the Contract, take legal proceedings at the courts in respect of the disputes under the Contract in their own name, submit to arbitration by an arbitration organisation or apply for enforcement.

3. Without prejudice to other terms of the Contract, the Contract shall be legally binding on both parties and the successors and transferees created under the law.

4. Unless otherwise agreed, both parties have designated the registered addresses set out in the Contract as correspondence and contact addresses and undertaken to inform the other party in writing timely of any changes in such addresses.

5. The transactions under the Contract are conducted on the basis of individual exclusive benefit. In the event that, under the relevant laws, regulations and regulatory requirements, other parties to the transactions shall become related parties or connected persons to the Lender, all parties shall not seek to use such connected relationships to affect the fairness of such transactions.

6. All headings and business names in the Contract are used for convenience only and shall not be used as interpretation of the contents of the provisions and the rights and obligations of the principals.

Article 19 Validity of Contract

The Contract shall become effective upon the date of signing by legal representatives (persons-in-charge) or authorised signatories of both parties to the Loan and stamping of the public seals.

The Contract is in four counterparts, with one copy for the Lender, two copies for the Borrower and one copy for the charge registration authority, which shall have the same legal effect.

The Borrower:

Authorised Signatory:

28 April 2009

Stamped with a Seal of China Northeast Logistics City Co., Ltd.

The Lender: Bank of China Limited, Shenzhen branch

Authorised Signatory:

28 April 2009

Stamped with the Contract Designated Seal of the Bank of China Limited, Shenzhen branch